

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 8, 2022

Robert Arch
President and Chief Executive Officer
OncoSec Medical Incorporated
24 North Main Street
Pennington, NJ 08534

> **Re: OncoSec Medical Incorporated**
> **Registration Statement on Form S-1**
> **Filed November 1, 2022**
> **File No. 333-268081**

Dear Robert Arch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 1, 2022

General

1. Please revise your cover page to disclose the volume of securities you will be offering on a best-efforts basis as required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no minimum offering in which your placement agent is not required to arrange for the purchase and sale of any specific number or dollar amount of shares and that you may not sell the entire amount of common stock and warrants being offered, please delete references to the total amount of proceeds you may receive from the offering on the cover page of the prospectus. Also, please include a statement on the cover page that you may not sell all of the shares of common stock in this offering. Finally, please ensure the legal opinion once filed references the total number of shares being offered

       rather than a dollar amount. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02.

2.   We note your cover page disclosure that your offering of common shares and warrants will be at an "assumed purchase price." Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an assumed offering price. In this regard, we note that the volume of securities must be established and your cover page indicates that you will issue up to $10 million of securities. Please also revise to disclose that the offering price will be fixed for the duration of this offering.

3.   Please revise the cover page to provide the information required by Regulation S-K, Item 501(b)(8)(ii) and (iii). Also, please tell us how the following disclosure on page 80 is consistent with a best-efforts offering: "We expect to deliver the shares of Common Stock, Pre-Funded Warrants and Common Warrants being offered pursuant to this prospectus on or about   , 2022."

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Christopher Tinen